UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                  EZENIA! INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  302-311-105
                                 (CUSIP Number)

                                 Khoa D. Nguyen
                                  Ezenia! Inc.
                                63 Third Avenue
                              Burlington, MA 01803
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 6, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)






--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                      ------------------
CUSIP No.  302-311-105              SCHEDULE 13D              Page 2 of 5 Pages

------------------------                                      ------------------

------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             Khoa D. Nguyen
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [   ]
                                                                  (b) [   ]
             Not applicable
------------ -------------------------------------------------------------------
3             SEC USE ONLY

------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS*

             PF
------------ -------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or  2(e)                 [   ]

             Not applicable
------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             The United States of America
------------------------ ------ ------------------------------------------------
                           7    SOLE VOTING POWER
      NUMBER OF
        SHARES                  884,841
      BENEFICIALLY       ------ ------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH
       REPORTING                0
      PERSON WITH        ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                884,841
                         ------ ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                0
-------------- -----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               884,841 (See Item 5)
-------------- -----------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                   [   ]

               Not applicable
-------------- -----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 6.1%  (See Item 5)
-------------- -----------------------------------------------------------------
14             TYPE OF REPORTING PERSON *

               IN
============== =================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


Item 1.    Security and Issuer

This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Ezenia! Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 63 Third Avenue, Burlington, MA 01803.

Item 2.    Identity and Background

(a)    The name of the person filing is Khoa D. Nguyen (the "Reporting Person").

(b) The Reporting Person's business address is c/o Ezenia! Inc., 63 Third Avenue, Burlington, MA 01803.

(c) The principal occupation of the Reporting Person is Chairman and Chief Executive Officer of the Company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of The United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

Of the 884,841 shares of Common Stock deemed beneficially owned by the Reporting Person, 69,184 shares are issued and outstanding shares held of record by the Reporting Person and 815,657 shares are issuable upon the exercise of stock options that the Reporting Person has the right to exercise within 60 days. Those shares that are held of record by the Reporting Person were purchased in open market transactions and payments for such shares were made in cash from the Reporting Person's personal funds. Payment of the exercise price for those shares issuable upon the exercise of stock options (which such exercise prices range from $11.75 to $0.29, with a weighted average exercise price of $7.76), if exercised, would be made in cash from the Reporting Person's personal funds or by such other means as may be permitted pursuant to the terms of such stock options.

Item 4.    Purpose of Transaction

The Reporting Person's shares of Common Stock were acquired for investment purposes only. The Reporting Person has no present plans or intentions that relate to, or would result in, any of the actions described in Items 4(a)-(j) of the Instructions to Schedule 13D.

Item 5.    Interest in Securities of Issuer

(a) The Reporting Person is deemed to beneficially own 884,841 shares of Common Stock, comprising approximately 6.1% of the 13,631,880 shares

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                                                               Page 4 of 5 Pages

         (excluding treasury shares) of Common Stock outstanding as of May 3, 2002. Such shares include 815,657 shares that the Reporting Person has the right to acquire within 60 days upon the exercise of stock options.

(b) The Reporting Person has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, all of the shares beneficially owned by him.

(c) On February 6, 2002, the Company issued the Reporting Person an option to purchase 225,000 shares of Common Stock, 112,500 shares of which were immediately exercisable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Company has granted the Reporting Person options to acquire shares of Common
Stock as set forth below:
-------------- --------- ----------- --------------------------------------------------- ----------- ----------------
                           No. of                                                        Exercise
    Date         Type      Shares                         Vesting                        Price ($)     Termination
-------------- --------- ----------- --------------------------------------------------- ----------- ----------------

     9/17/97     ISO         42,550  The option vests and becomes exercisable on a         11.750        9/17/03
                                     quarterly basis from 9/15/98 through 9/15/02.

     9/17/97      NQ        182,450  The option vests and becomes exercisable on a         11.750        9/17/03
                                     quarterly basis from 9/15/98 through 9/15/02.

      6/4/98      NQ        137,196  The option vests and becomes exercisable on a          7.810         6/4/08
                                     quarterly basis from 6/4/98 through 6/4/03.

     3/18/99      NQ        235,000  The option vests and becomes exercisable on a          7.813        3/18/09
                                     quarterly basis from 3/18/99 through 3/18/03.

     9/10/99     ISO            500  The option vests and becomes exercisable on a          7.875        9/10/09
                                     quarterly basis from 9/10/99 through 9/10/03.

     2/21/00     ISO         10,958  The option vests and becomes exercisable in full       9.125        2/21/10
                                     on 2/21/04.

     2/21/00      NQ        239,042  The option vests and becomes exercisable on a          9.125        2/21/10
                                     quarterly basis from 2/21/00 through 2/21/04.

     1/30/01     ISO          6,254  The option vests and becomes exercisable in full       1.875        1/30/11
                                     on 1/30/05.

     1/30/01      NQ         93,746  The option vests and becomes exercisable on a          1.875        1/30/11
                                     quarterly basis from 1/30/01 through 10/31/04.

      2/6/02      NQ        225,000  112,500 shares vested and were exercisable on          0.290        2/6/12
                                     2/6/02 and 112,500 shares vest and become
                                     exercisable on 3/31/03.
-------------- --------- ----------- --------------------------------------------------- ----------- ----------------


Item 7.    Material to Be Filed as Exhibits

A form of stock option agreement entered into by the Company and the Reporting Person with respect to the matters described in Item 6 is attached as an exhibit hereto.

                                                               Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       Dated: June 10, 2002


                                       /s/ Khoa D. Nguyen
                                       ---------------------------
                                       Khoa D. Nguyen